RAINCHIEF ENERGY INC.

June 30, 2009
(Expressed in Canadian Dollars)

Unaudited Interim Consolidated Financial Statements

RAINCHIEF ENERGY INC.

Notice of No Auditor Review of Interim Consolidated Financial
Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim consolidated financial statements they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the three and six months ended June 30, 2009 and 2008 have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

RAINCHIEF ENERGY INC.

Unaudited Consolidated Balance Sheets
As at June 30, 2009 and December 31, 2008
(Expressed in Canadian Dollars)

	June 30, 2009	December 31, 2008
	$	$
ASSETS

CURRENT ASSETS
Cash
GST Recoverable	10,247	150
Current Assets of Discontinued Operations (Note 3)	56,719	57,524

	72,866	63,574

Property and Equipment (Note 4)	513	586
Oil and Gas Interests (Note 5)	1	1
Non-Current Assets of Discontinued Operations (Note 3)	498	553

	73,878	64,714

LIABILITIES

CURRENT LIABILITIES
Bank Overdraft	2,422	(23)
Accounts Payable and Accrued Liabilities	130,836	153,944
Due to Related Parties (Note 6)	77,953	24,999
Current Liabilities of Discontinued Operations (Note 3)	217,804	165,879

	429,015	344,799
SHAREHOLDERS' DEFICIENCY

Share Capital (Note 7)	2,198,838	2,031,174
Contributed Surplus	371,078	90,478
Deficit	(2,925,053)	(2,401,737)

	(355,137)	(280,085)

	73,878	64,714

Nature and Continuance of Operations (Note 1)
Commitments (Note 10)
Subsequent Events (Note 11)

Approved on Behalf of the Board:

“Brad J. Moynes”	“J. Robert Moynes”
Brad J. Moynes, Director	J. Robert Moynes, Director

The accompanying notes are an integral part of these financial statements

RAINCHIEF ENERGY INC.

Unaudited Consolidated Statements of Operations and Deficit
For the three and six months ended June 30, 2009 and 2008
(Expressed in Canadian Dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	$	$	$	$

EXPENSES

Accounting, Audit and Legal	42,887	12,104	57,387	26,550
Amortization	36	48	72	97
Consulting fees	112,305	5,788	112,305	5,788
Filing and Transfer Agent Fees	1,516	580	1,833	368
Interest and Bank Charges	639	2,541	773	3,604
Management Fees (Note 8)	35,058	30,471	72,348	60,495
Office and Telephone	1,669	-	1,769	-
Office Rent	3,168	3,000	6,168	6,000
Travel	1,140	-	1,140	-
Investor relations expense	75,976	-	75,976	-
Stock based compensation	197,297	-	197,297	-
	407,021	54,532	462,398	102,902

LOSS FROM CONTINUING
OPERATIONS	407,021	54,532	462,398	102,902

(LOSS) PROFIT FROM
DISCONTINUED OPERATIONS
(NOTE 3)	4,358	(11,541)	(60,918)	(22,299)

NET LOSS FOR THE PERIOD	(402,663)	(66,073)	(523,316)	(125,201)

Deficit, Beginning of the Period	(2,522,390)	(1,974,892)	(2,401,737)	(1,915,764)

DEFICIT, END OF THE PERIOD	(2,925,053)	(2,040,965)	(2,925,053)	(2,040,965)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	23,624,139	17,418,852	23,624,139	17,418,852

BASIC (LOSS) PROFIT PER SHARE
Continuing Operations	(0.02)	(0.00)	(0.02)	(0.01)
Discontinued Operations	0.00	(0.00)	(0.00)	(0.00)

The accompanying notes are an integral part of these financial statements

RAINCHIEF ENERGY INC.

Unaudited Consolidated Statements of Comprehensive Loss
As at June 30, 2009 and 2008
(Expressed in Canadian Dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	$	$	$	$

NET LOSS FOR THE PERIOD	(402,663)	(66,073)	(523,316)	(125,201)

Other Comprehensive Income for the
Period	-	-	-	-

COMPREHENSIVE LOSS FOR
THE PERIOD	(402,663)	(66,073)	(523,316)	(125,201)

The accompanying notes are an integral part of these financial statements

RAINCHIEF ENERGY INC.

Unaudited Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2009 and 2008
(Expressed in Canadian Dollars)

	Three months ended June		Six months ended June
	30,		30,
	2009	2008	2009	2008
	$	$	$	$
Cash Provided BY (USED IN):
OPERATING ACTIVITIES
Net Loss from Continuing Operations	(407,021)	(54,532)	(462,398)	(102,902)

Non-Cash Items
Amortization	36	49	72	96
Stock-based compensation	197,296	-	197,296
Fair value of warrants issued for Consulting services	65,766		65,766
Fair value of warrants issued for Investor Relations services	17,538	-	17,538
Change in Non-Cash Working Capital Accounts
GST Recoverable	(10,097)	(293)	(10,097)	(293)
Accounts Payable and Accrued Liabilities	(37,108)	(44,981)	(23,108)	(33,800)
Cash Used in Operating Activities of Continuing Operations	(173,590)	(99,757)	(214,931)	(136,899)

FINANCING ACTIVITIES
Advances from Related Parties	8,743	106,846	44,822	144,583
Share capital	167,664	11,278	167,664	11,278
Share subscriptions received	(2,486)	(11,278)	-	-
	173,921	106,846	212,486	155,861

NET CASH USED IN CONTINUING OPERATIONS	331	7,089	(2,445)	18,962
NET CASH USED IN DISCONTINUED
OPERATIONS (NOTE 3)
Operating Activities	(3,708)	(12,752)	2,733	(25,710)
Financing Activities	3,658	12,927	(2,549)	26,175
	(50)	175	184	465

NET (DECREASE) INCREASE IN CASH	281	7,264	(2,261)	19,427

Cash, Beginning of the Period	(1,979)	19,477	563	7,314

Cash, End of the PERIOD	(1,698)	26,741	(1,698)	26,741

CASH IS COMPRISED OF:

Continuing Operations	(2,422)	24,556	(2,422)	24,556
Discontinued Operations	724	2,185	724	2,185

	(1,698)	26,741	(1,698)	26,741

The accompanying notes are an integral part of these financial statements

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia under the name Black Diamond Holdings Corporation. The Company changed its name to Black Diamond Brands Corporation on June 26, 2007 and subsequently to Rainchief Energy Inc. on November 21, 2008.

The Company is engaged in the acquisition, exploration, development and production of oil and gas interests in Province of Alberta, Canada. Prior to January 1, 2007, the Company’s principal business was the distribution of liquor and wine productions in the Province of British Columbia, Canada and in the United States. Assets, liabilities, revenues and expenses described in these consolidated financial statements as pertaining to “discontinued operations” are related to the abandoned wine distribution operations (Note 3).

While these consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company continues to incur operating losses, and has a consolidated deficit of $2,925,053 and a working capital deficiency of $355,137 as at June 30, 2009. Operations for the three and six months ended June 30, 2009 have been funded primarily from the issuance of share capital, funds advanced by related parties and the continued support of creditors.

The Company’s ability to continue operations is uncertain and is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to explore and develop oil and gas properties, and upon future profitable production or proceeds from disposition of these properties. The outcome of these matters cannot be predicted at this time. Although the Company arranged a private placement of units raising gross proceeds of $170,965 in the three months ended June 30, 2009 (Note 7) and has been successful in obtaining financing in the past, there is no assurance that the Company will be successful with future financing ventures in light of the current tight global credit market.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and principles as disclosed in the Company’s most recent audited annual financial statements. Accordingly, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008.

These unaudited consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue operations.

Certain items in the prior periods’ financial statements have been reclassified to conform to the financial statement presentation adopted in the current period. Such reclassifications are for presentation purposes only and have no effect on prior periods’ net loss and deficit.

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Future Accounting changes

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 01, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of fiscal 2011, for which the current and comparative information will be prepared under IFRS. The financial reporting impact of the transition to IFRS on the Company’s consolidated financial statements cannot be reasonably estimated at this time.

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 3 – DISCONTINUED OPERATIONS

During 2008, the Company decided to exit its wine distribution operations in Canada and the United States operated through its wholly-owned subsidiaries, Black Diamond Importers Inc. and Liberty Valley Wines LLC. The decision to cease the wine distribution operations was made concurrent with the commencement of the Company’s investment in oil and gas operations in Alberta, Canada.

In December 2008, the Company liquidated its private labeled, Liberty Valley, wine inventory in the United States. The Company planned to continue selling its remaining wine inventory in Canada through provincial government operated liquor stores. As at June 30, 2009, the carrying value of inventory held in Canada was $17,939 (December 31, 2008 - $10,238) and in United States was $Nil (December 31, 2008 -Nil).

The operations and cash flows from the Company’s wine distribution operations in Canada and the United States had been substantially eliminated from its ongoing operations and the Company will not have any significant continuing involvement. Accordingly, the financial position, results of operations and changes in cash flows of the above subsidiaries have been segregated and presented separately as discontinued operations in the consolidated financial statements.

The net assets of the discontinued operations are as follows:

	June 30, 2009	December 31, 2008
	$	$
ASSETS

CURRENT
Cash	724	540
Accounts Receivable	3,037	11,050
GST Recoverable	844	2,963
Due from Related Parties (Note 6)	34,175	23,492
Inventory	17,939	19,479

	56,719	34,032

Property and Equipment (Note 4)	498	553

	57,217	58,077

LIABILITIES
CURRENT
Accounts Payable and Accrued Liabilities	179,820	127,895
Due to Related Parties (Note 6)	37,984	37,984
	217,804	165,879

NET LIABILITIES	(160,587)	(107,802)

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 3 – DISCONTINUED OPERATIONS (Continued)

The results of discontinued operations are as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	30, 2008
	$	$	$	$

SALES	2,260	1,069	2,454	1,619

COST OF SALES	679	1,002	890	1,245

GROSS (LOSS) PROFIT	1,581	67	1,564	374

EXPENSES

Accounting, Audit and Legal	-	503	25	832
Advertising and Promotion	4,916	5,308	58,523	4,867
Amortization	27	43	55	87
Automobile	193	801	306	1,678
Interest and Bank Charges	337	617	729	1,257
Office and Telephone	2,069	2,212	4,350	4,963
Travel	18	-	38	(335)
Inventory adjustments	650	(45)	650	93
Warehouse	504	1,663	1,386	2,760
	8,714	11,102	66,062	16,202

LOSS BEFORE OTHER ITEMS	(7,133)	(11,035)	(64,498)	(15,828)

Foreign Exchange (Gain) Loss	(11,491)	506	(3,580)	6,471

PROFIT (LOSS) FROM DISCONTINUED
OPERATIONS	4,358	(11,541)	(60,918)	(22,299)

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 3 – DISCONTINUED OPERATIONS (Continued)

The changes in cash flows of discontinued operations are as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Cash Provided BY (USED IN):

OPERATING ACTIVITIES

Net Loss from Discontinued Operations	4,358	(11,541)	(60,918)	(22,299)

Non-Cash Items
Amortization	27	44	55	88
Settlement of Promissory Note by issuance of shares	-	11,278

Change in Non-Cash Working Capital Accounts
GST Recoverable	(32)	(40)	(74)	(68)
Accounts Receivable	(471)	(187)	10,206	(225)
Inventory	1,329	1,436	1,540	(5,016)
Accounts Payable and Accrued Liabilities	(8,919)	(2,464)	51,924	13,088
Promissory note payable	-	(11,278)	-	(11,278)

	(3,708)	(12,752)	2,733	(25,710)
	(3,708)	(12,753)	2,733	(25,711)

FINANCING ACTIVITY
Advances from Related Parties	3,658	12,927	(2,549)	26,175

NET CASH (PROVIDED BY) USED IN
DISCONTINUED OPERATIONS	(50)	175	184	465

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 4 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
CONTINUING OPERATIONS

June 30, 2009
Computer Equipment	3,890	3,658	232
Furniture and Equipment	1,656	1,375	281

	5,546	5,033	513

December 31, 2008
Computer Equipment	3,890	3,617	273
Furniture and Equipment	1,656	1,343	313

	5,546	4,960	586

DISCONTINUED OPERATIONS

June 30, 2009
Furniture and Equipment	1,279	781	498

December 31, 2008
Furniture and Equipment	1,279	726	553

NOTE 5 - OIL AND GAS INTERESTS

On November 14, 2008, the Company entered into a purchase agreement to acquire a 10% working interest in certain oil and gas interests in a property located in the Province of Alberta, Canada (the “Montag Property”) for a total purchase price of $40,500.

The vendor is involved in a legal action with the underlying owner and operator of the Montag Property with respect to the vendor’s entitlement to a working interest in the property. The vendor and the Company are pursuing a resolution to protect its interest in the Montag Property. As at auditors’ report date, no resolution has been reached. The Company’s interest in the Montag Property is wholly derived from its purchase agreement with the vendor, and in the event that the vendor’s interest in the property is determined to be nil, the interest of the Company will also be determined to be nil. As such, in the year ended December 31, 2008, the Company wrote off $40,499 in acquisition costs due to the uncertainty over ownership of the working interest.

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 6 – DUE FROM (TO) RELATED PARTIES

All amounts due from (to) related parties are unsecured, non-interest bearing and have no specific terms of repayment unless otherwise noted.

In December 2008, the Company issued 3,000,000 common shares with a fair value of $167,539 to the President of the Company and 2,000,000 common shares with a fair value of $111,693 to the Vice-President of the Company to settle outstanding debts of $185,175 (US$150,000) and $123,450 (US$100,000) respectively. Accordingly, the Company recorded a total gain of $29,393 on settlement of these debts.

As at June 30, 2009 and December 31, 2008, respectively, the Company has the following amounts owing from (to) related parties:

CONTINUING OPERATIONS

			December 31,
		June 30, 2009,	2008
		$	$
a)	Due from a company controlled by a Director and Officer of the
	Company	5,900	5,900

b)	Due (to) a company controlled by a person related to the
	Directors and Officers of the Company. The amount is
	unsecured, non-interest bearing and is due on December 31,
	2010.	(6,842)	(6,842)

c)	Due (to) an Officer and Director of the Company
	The amount is unsecured, non-interest bearing and there are no
	fixed terms of repayment.	(34,719)	(17,193)

d)	Due (to) an Officer and Director of the Company
	The amount is unsecured, non-interest bearing and there are no
	fixed terms of repayment.	(30,892)	(964)

e)	Due (to) a person related to the Officers and Directors of the
	Company
	The amount is unsecured, non-interest bearing and there are no
	fixed terms of repayment.	(5,500)	-

		(72,053)	(19,099)

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 6 – DUE FROM (TO) RELATED PARTIES (Continued)

			December 31,
		June 30, 2009	2008
DISCONTINUED OPERATIONS		$	$

a)	Due from a company controlled by a Director and Officer of the
	Company	982	982

b)	Due (to) a company controlled by a person related to the
	Directors and Officers of the Company. The amount is
	unsecured, non-interest bearing and are due on December 31,
	2008.	(37,984)	(37,984)

c)	Due from an Officer and Director of the Company	7,743	1,096

d)	Due from an Officer and Director of the Company	25,450	21,414

		(3,809)	(14,492)

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 7 – SHARE CAPITAL

a)	Authorized

Unlimited number of common shares without par value

b)	Issued and Outstanding

	Number of	Amount
	Common Shares	$

Balance, December 31, 2006	13,577,223	1,025,342

Issued During the Year
For Cash – Private Placements, Net of Issuance Costs (i)	500,000	109,684
For Debt
Promissory Note Payable to Related Party (ii)	2,141,629	277,234
Promissory Note Payable to Arm’s Length Party	200,000	25,890
For Accounts Payable (iii)	1,000,000	129,450

Balance, December 31, 2007	17,418,852	1,567,600

Issued During the Year
For Cash – Private Placements, Net of Issuance Costs (iv)	1,250,000	166,678
For Debt
Promissory Note Payable to Arm’s Length Party	150,000	17,664
Amounts Owed to Related Parties	5,000,000	279,232

Balance, December 31, 2008 and March 31, 2009	23,818,852	2,031,174

For Cash – Private Placements, Net of Issuance Costs (v)	3,050,000	167,664

Balance, June 30, 2009	26,868,852	2,198,838

(i)

On May 23, 2007, the Company completed a brokered private placement of 500,000 units at a price of US$0.225 per unit, raising gross proceeds of $121,871 (US$112,500). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.40 per share until May 31, 2008. The Company paid finders’ fees in the amount of $12,187 (US$11,250).

(ii)

On December 21, 2007 the Company settled the outstanding promissory note payable to a person related to Officers and Directors of the Company in the amount of $149,914 by issuing 2,141,629 common shares with a fair value of $277,234. The Company recorded a loss of $127,320 on settlement of this debt.

(iii)

Pursuant to a consulting agreement dated June 18, 2007 with an arm’s length party, the Company agreed to pay consulting fees of $266,400 (US$250,000) for investor relations services. On December 21, 2007, the Company issued 1,000,000 common shares with a fair value of $129,450 for settlement of outstanding investor relations fees in the amount of $248,175, and recorded a gain on settlement of debt in the amount of $118,725.

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 7 – SHARE CAPITAL (Continued)

(iv)

On July 9, 2008, the Company completed a brokered private placement of 1,000,000 units at a price of US$0.15 per unit, raising gross proceeds of $153,810 (US$150,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.25 per share for a period of one year. The Company paid finders’ fees in the amount of $15,381 (US$15,000) and issued 100,000 share purchase warrants with a fair value of $2,569 to the finder.

On November 14, 2008, the Company completed a non-brokered private placement of 200,000 units at a price of US$0.10 per unit, raising gross proceeds of $24,708 (US$20,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.15 per share for a period of one year.

On December 19, 2008, the Company completed a non-brokered private placement of 50,000 units at a price of US$0.10 per unit, raising gross proceeds of $6,110 (US$5,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.15 per share for a period of one year.

(v)

On June 26, 2009, the Company completed a non-brokered private placement of 3,050,000 units at a price of US$0.05 per unit, raising gross proceeds of $170,965 (US$152,500). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.10 per share for a period of one year. The Company paid finders’ fees in the amount of $3,300 and issued 200,000 share purchase warrants with a fair value of $17,538 to the finder.

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 7 – SHARE CAPITAL (Continued)

c)	Share Purchase Warrants

The Company has the following warrants outstanding which expire on various dates between October 31, 2009 and June 30, 2014:

		Weighted
		Average Exercise
	Number of	Price Per Share
	Warrants	US$

Balance, December 31, 2006	3,678,443	0.30

Issued During the Year
Private Placement (Note 7(b)(i))	500,000	0.40

Expired During the Year	(2,958,443)	0.30

Balance, December 31, 2007	1,220,000	0.34

Issued During the Period
Private Placement (Note 7(b)(iv))	1,250,000	0.23
Finder’s Fees (Note 7(b)(iv))	100,000	0.25
Consulting Fees (i)	1,300,000	0.11
Promissory Note Payable to Arm’s Length Party	150,000	0.15

Expired During the Period	(1,220,000)	0.34

Balance, December 31, 2008 and March 31, 2009	2,800,000	0.17

Issued During the Period
Private Placement (Note 7(b)(v))	2,950,000	0.10
Finder’s Fees (Note 7(b)(v))	200,000	0.08
Consulting Fees (ii)	750,000	0.08
Stock-based compensation (iii)	2,250,000	0.08
Cancelled during the period	(1,100,000)	0.25

Balance, June 30, 2009	7,850,000	0.10

(i)

During the year ended December 31, 2008, the Company issued a total of 1,300,000 share purchase warrants with a total fair value of $68,548 for investor relations and consulting services. Each warrant is exercisable into one common share at a price between US$0.07 and US$0.20 per share. These warrants expire between November 5, 2009 and October 31, 2010.

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 7 – SHARE CAPITAL (Continued)

(ii)

During the three months ended June 30, 2009, the Company issued 750,000 share purchase warrants with a total fair value of $65,766 for consulting services. Each warrant is exercisable into one common share at a price of US$0.08. The warrants expire on June 30, 2014

(iii)

During the three months ended June 30, 2009, the Company issued 2,250,000 share purchase warrants with a total fair value of $197,296 in stock-based compensation to the directors of the Company. Each warrant is exercisable into one common share at a price of US$0.08. The warrants expire on June 30, 2014.

NOTE 8 – RELATED PARTY TRANSACTIONS

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

		Three months ended June 30,		Six months ended June 30,
		2009	2008	2009	2008
		$	$	$	$
a)	Management fees charged by the
	President and the Vice-President of the
	Company (also Directors) for
	management, administration,
	supervision and company development
	services (Note 10 (a))	35,058	30,471	72,348	60,495

All related party transactions were in the normal course of operations and were measured at the exchange value, which represented the fair value established and agreed to by the related parties.

NOTE 9 - FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accrued interest, sundry receivables, and accounts payable and accrued liabilities approximates fair value due to the short-term nature of these financial instruments. The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, and accounts payable and accrued liabilities. The Company places its cash and cash equivalents with high credit quality Canadian financial institutions. The Company is not exposed to significant interest rate and credit risks.

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 9 - FINANCIAL INSTRUMENTS (continued)

The fair value of these financial instruments approximates their carrying value, unless otherwise noted. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at June 30, 2009, the Company had the following financial instruments in US Dollars:

		Canadian
	US Dollars	Equivalent
Cash	$1,083	$1,252
Accounts Payable and Accrued Liabilities	$130,592	$150,964

As at June 30, 2009, US Dollar amounts were converted at a rate of US$1.00 to $1.1560 Canadian dollars.

The Company manages its capital to ensure there will be enough capital to meet its operational requirements. The availability of new capital will depend on many factors including positive stock market conditions, the Company’s track record, and the experience of management.

NOTE 10 – COMMITMENTS

a)

On January 01, 2007, the Company entered into management agreements with the President and the Vice-President of the Company for general management and operational services for combined management fees of US$120,000 per annum. On January 01, 2008, the agreements were renewed for a term of 10 years.

b)

In April 2008, the Company entered into a licensing agreement with an arm’s length party for the exclusive right to use copyrighted photographs on the Company’s privately labeled wine bottles and for advertising and promotional use for a term of 3 years. Pursuant to the agreement, the Company agreed to pay a minimum royalty of US$22,500 per year to be applied against a royalty of US$1.00 per case of certain wine products sold by the Company.

In March 2009, the Company was served a Notice of Termination of the licensing agreement citing breach by the Company as a result of its default on the royalty payment due on January 01, 2009 for the first quarter of 2009. The total amount of claim against the Company is US$50,625 which represents the guaranteed royalty payments payable for the remaining term of the agreement. Management is pursuing a resolution to the dispute. Pursuant to the licensing agreement, the royalty payments are secured by the personal guarantees of the President and Vice-President of the Company. The Company accrued this contingent liability in the three months ended March 31, 2009.

RAINCHIEF ENERGY INC.

Notes to the Unaudited Consolidated Financial Statements
June 30, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 11 – SUBSEQUENT EVENTS

(a)	On July 8, 2009 the Company acquired a 100% Working Interest in 256 hectares of petroleum and natural gas lands in the Peace River area of Alberta, Canada for a total cost of $10,501.

(b)

On July 9, 2009 a shareholder advanced $10,000 to the Company against a promissory note issued by the Company. The principal amount, together with interest of $500, is due on August 31, 2009. The Company may settle the promissory note fully or in part together with interest accrued to the date of repayment at an earlier date without penalty.